Exhibit 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction of Incorporation
HollySys (Asia Pacific) Pte. Limited	Singapore
Gifted Time Holdings Limited	British Virgin Islands
Clear Mind Limited	British Virgin Islands
World Hope Enterprises Limited	Hong Kong
Beijing Helitong S&T Exploration Co., Ltd.	PRC
Beijing Jin Qiao Xun Tong S&T Exploration Co., Ltd.	PRC
Beijing HollySys Automation & Drive Co., Ltd.	PRC
Beijing HollySys Co., Ltd.	PRC
Hangzhou HollySys Automation Co., Ltd.	PRC
Beijing Haotong Science and Technology Development Co., Ltd.	PRC